FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         May, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Page 2/2
May 28, 2003

This Form 6-K consists of:

1.	Copies (as attached) of documents of the Company as mailed to the Company’s shareholders and as filed with Canadian regulatory authorities in connection with the Company’s Annual General Meeting scheduled for June 26, 2003:

(a)	Notice of Annual General Meeting;

(b)	Information Circular;

(c)	Form of Proxy;

(d)	Shareholder Return Card; and

(e)	2002 Annual Report containing audited financial statements of the Company for the year ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 28th day of May, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN BEVERAGE CORPORATION Annual General Meeting to be held June 26, 2003 Notice of Annual General Meeting and Information Circular May 8, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of Clearly Canadian Beverage Corporation (the “Company”) will be held at the 2nd Floor Conference Centre, 888 Dunsmuir Street, Vancouver, British Columbia on Thursday, June 26, 2003 at 10:00 a.m. At the meeting, the shareholders will receive the financial statements of the Company for the year ending December 31, 2002, together with the auditors’ report on those statements, and will consider resolutions to:

1,	elect directors for the ensuing year;

2.	appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors;

3.	approve the issuance, on a fully diluted basis, of up to 27.3% of the Company’s issued share capital as a result of private placements completed in December 2002 and February 2003 as described in the information circular that accompanies this notice under the heading “Other Matters to be Acted Upon – Conversion of Restricted Debentures”;

4.	authorize the issuance by the Company in one or more private placements during the twelve month period commencing June 26, 2003 of such number of securities that could result in the Company issuing or making issuable 3,584,341 common shares, representing 50% of the current number of issued and outstanding common shares as described in the information circular that accompanies this notice under the heading “Other Matters to be Acted Upon – Potential Future Private Placements”;

5.	approve the repricing of 415,395 incentive stock options previously granted under the Company’s stock option plan as described in the information circular that accompanies this notice under the heading “Other Matters to be Acted Upon – Repricing of Previously Granted Stock Options”; and

6.	transact such other business as may properly be put before the meeting.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company before the close of business on Tuesday, June 24, 2003, then the shareholder will not be entitled to vote at the meeting by proxy.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the meeting, either in person or by proxy.

An information circular and form of proxy, together with a reply card for use by shareholders who wish to receive the Company’s interim financial statements, accompany this notice.

Dated at West Vancouver, British Columbia the 8th day of May, 2003.

ON BEHALF OF THE BOARD

(signed)     “Douglas L. Mason”

President and Chief Executive Officer

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1

INFORMATION CIRCULAR
(as at May 8, 2003 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Clearly Canadian Beverage Corporation (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, June 26, 2003 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are directors and officers of the Company. A shareholder who wishes to appoint some other person to represent him at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Pacific Corporate Trust Company, Attention: Corporate Services Division, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 by the close of business on Tuesday, June 24, 2003.

A proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, the persons named in the Proxy will vote those shares for the election of directors and the appointment of the auditors as set out in this Circular and for the other resolutions set out in the Proxy. Unless otherwise specified, the Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares

(Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate Trust Company; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying Notice of Meeting, the Company had 7,168,682 common shares issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered as at May 8, 2003 are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital

Cede & Co.*	4,650,929	65%
CDS & Co.*	1,751,099	24%

*	The beneficial owners of these shares are not known to the directors or senior officers of the Company.

As at May 8, 2003, the total number of common shares owned or controlled by senior management and the directors of the Company and its subsidiaries as a group was 1,184,097 common shares, representing 16.5% of the total issued and outstanding common shares. This total includes common shares held by Waterfront Capital Corporation, a corporation that has three directors in common with the Company.

ELECTION OF DIRECTORS

The Company’s Articles provide for a rotation of the terms of office for directors on the Company’s board of directors. Directors are appointed for three-year terms, however one-third (or the next smaller whole number if the number of directors is not a multiple of three) of the number of directors fixed pursuant to the Articles is required to retire from office at succeeding annual general meetings. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires. The Company’s board of directors is currently comprised of eight directors.

In accordance with the Company’s Articles, the number of directors proposed to be elected at the Meeting is two. Management does not contemplate that any of its nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company.

The following table states (a) the names of all the persons proposed by management to be nominated for election as directors at the Meeting, (b) the names of the other persons whose term of office as a director will continue after the Meeting, and in respect of all persons referred to in (a) and (b) above, all other positions and offices now held with the Company, their principal occupation or employment, the dates upon which they were most recently and initially elected or appointed directors of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, by each of them.

Name	Principal Occupation & Residence	Date of Appointment	Position Held	No. of Shares Beneficially Owned(1)

(a) Persons Proposed by Management to be Nominated for Election as Directors at the Meeting

Bruce E. Morley	Barrister &	Most Recent Appointment:	Chief Legal	11,764	(2)
	Solicitor,	June 23, 2000	Officer, Secretary
	West Vancouver,		and Director
	Canada	Initial Appointment:
June 29, 1994

Glen D. Foreman	Beverage Marketing	Most Recent Appointment:	Director	14,872
	Consultant,	June 23, 2000
Richmond, Canada
Initial Appointment:
October 6, 1988

(b) Persons Whose Term of Office as a Director will Continue After the Meeting

Neville W. Kirchman	President and Chief	Most Recent Appointment:	Director	4,705
	Executive Officer of	June 29, 2001
the Princess
	Margaret Hospital	Initial Appointment:
	Foundation,	June 26, 1998
Toronto, Canada

Stuart R. Ross	Chief Financial	Most Recent Appointment:	Chief Financial	51,100	(2)
	Officer of the	June 23, 2000	Officer and
	Company, West		Director
	Vancouver, Canada	Initial Appointment:
January 13, 1988

Gerald M. Astor	President and Chief	Most Recent Appointment:	Director	1,848
	Executive Officer of	September 25, 2000
Advanced Energy
	Management Systems	Initial Appointment:
	Inc., a California	September 25, 2000
based energy
management company,
Sherman Oaks,
California

Name	Principal Occupation & Residence	Date of Appointment	Position Held	No. of Shares Beneficially Owned(1)

Douglas L. Mason	President and Chief	Most Recent Appointment:	President, Chief	541,359	(2)
	Executive Officer of	June 24, 2002	Executive Officer
	the Company, West		and Director
	Vancouver, Canada	Initial Appointment:
June 2, 1986

Nigel G. Woodall	Chartered	Most Recent Appointment:	Director	11,349
	Accountant, North	June 24, 2002
Vancouver, Canada
Initial Appointment:
October 10, 1997

Philip Langridge	President of	Most Recent Appointment	Director	125,000
	Churchill	February 3, 2003
International
	Property	Initial Appointment:
	Corporation, West	February 3, 2003
Vancouver, Canada

(1)	The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the above named persons individually.

(2)	In addition, Waterfront Capital Corporation (“Waterfront”) owns 422,100 shares of the Company. Each of Douglas L. Mason and Stuart R. Ross is a director, officer and shareholder of Waterfront. Bruce E. Morley is also a director and shareholder of Waterfront.

Advance notice of the Meeting was published in The Province newspaper on April 30, 2003 in accordance with section 111 of the Company Act (British Columbia). No nominations for directors have been received from the members of the Company.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires disclosure by each listed company in its information circular or annual report of its approach to corporate governance with reference to guidelines for effective corporate governance. The following discussion is provided in compliance with the listing requirements of The Toronto Stock Exchange.

The Company is fully or substantially aligned with nearly all of the guidelines. The guidelines are not requirements, but recommendations; flexibility in approaches to corporate governance practices is important, particularly in the case of a company led by an entrepreneur which may have to develop its own system of corporate governance, reflecting its own circumstances, in order to most effectively pursue shareholder value. The Company believes that in the case of some of the recommended guidelines, the alternative approach of the Company is preferable given its entrepreneurial leadership.

The Company’s Board of Directors (the “Board”) and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following table sets out the fourteen corporate governance guidelines from The Toronto Stock Exchange Company Manual, together with a summary of the position of the Company with respect to each guideline.

TSE Governance Guidelines	Does the company Align with the Guidelines?	Comments

1. Board should explicitly assume
responsibility for stewardship of the
Company, and specifically for:

(a) adoption of a strategic planning	Yes	The Board reviews strategic issues
process		at meetings through the year.

(b) identification of principal risks,	Yes	The audit committee and the Board
and implementing risk management		periodically assess the Company's
systems		principal risks. Senior management
and the audit committee regularly
review the Company's systems of
internal controls.

(c) • succession planning	No	A formal succession plan has not
been adopted. The Board intends to
consider a plan in the future.

• monitoring senior management	Yes	The compensation committee and the
Board monitor the performance of
the Chief Executive Officer and
senior management. The
compensation of the Chief Executive
Officer and senior management is
partly performance linked.

(d) communications of internal control	Yes	The Chief Executive Officer, Chief
and management information systems		Financial Officer, Chief Legal
Officer and Director of
Communications and Public Affairs
are responsible for the Company's
communication policy with respect
to shareholders, lenders, market
analysts, employees, the industry,
governments and the public.

(e) integrity of internal control and	Yes	The audit committee and the Chief
management information systems		Financial Officer regularly review
the integrity of these systems,
consulting with the Company's
auditors as appropriate.

2. Majority of directors should be	Yes	Of the eight Board members, five
"unrelated" (independent of management		are unrelated. The remaining three
and free from conflicting interests)		are automatically deemed related by
being members of senior
management. The nominating
committee regularly considers
proposed appointments of additional
directors.

3. Disclosure for each director whether he	Yes	In deciding whether a particular
or she is related, and how that		director is "related" or
conclusion was reached		"unrelated" the Board examined the
factual circumstances of each
director and considered them in the
context of a number of relevant
factors.

TSE Governance Guidelines	Does the company Align with the Guidelines?	Comments

4. Appoint a committee responsible for	Yes	The Board established a nominating
appointment/assessment of directors		committee in November 1997. This
committee is reappointed annually.
The nominating committee is
currently comprised of four
directors, two of whom are
unrelated.

5. Implement a process for assessing the	Yes	The process is one of informal
effectiveness of the Board, its		review and consultation. As well,
committees and individual directors		directors periodically discuss the
effectiveness of Board operations
as part of Board or committee
meetings.

6. Provide orientation and education	Yes	Prior to official appointment, new
programs for new directors		directors are provided considerable
education and orientation about the
Company and the industry.

7. Examine the size of Board, with a view	Yes	The Board currently consists of
to improving effectiveness		eight members, which is within an
effective range for the Company.

8. Review compensation of directors in	Yes	The compensation committee reviews
light of risks and responsibilities		this item on a periodic basis.

9. Committees should generally be composed	Yes	The audit and compensation
of non-management directors, a majority		committees have a majority of
of whom should be unrelated		non-management directors.

10. The Board should assume responsibility	Yes	The Board is responsible for the
for or appoint a committee responsible		Company's approach to corporate
for the Company's approach to corporate		governance issues.
governance issues

11. • Develop position descriptions for	No	There can be no specific or narrow
the Board and the Chief Executive		position for the Board since the
Officer		Board has general responsibility to
oversee the management of the
Company and to represent the
shareholders' interests, and the
position of the Chief Executive
Officer is reviewed each year by
the Board.

• Board should approve Chief	Yes	The Chief Executive Officer's
Executive Officer's corporate		responsibility is to implement
objectives		corporate policies and objectives
as determined by the Board.
Certain performance objectives
relating specifically to
compensation may be established by
the compensation committee.

TSE Governance Guidelines	Does the company Align with the Guidelines?	Comments

12. Establish structures and procedures to	Yes	The Board has three committees
enable the Board to function		(audit, compensation and
independently of management		nominating), two of which are
composed of a majority of directors
who are "outside" and "unrelated".

13. • Establish an audit committee with a	Yes	The Board has an audit committee
specifically defined set of roles		with specifically defined terms of
and responsibilities		reference and operating procedures.

• All members should be	No	The majority of members are
non-management directors		non-management, in accordance with
the Company Act (British Columbia).

14. Implement a system to enable individual	Yes	Individual directors can engage
directors to engage outside advisers,		outside advisers with the
at the Company's expense		authorization of the appropriate
committees.

Composition of the Board of Directors

The Board is currently comprised of eight directors, five of which are considered by the Board to be unrelated directors. The Board considers an unrelated director to be independent of management and free from any interest in any business or relationship which could or could be reasonably perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company.

Committees of the Board of Directors

The Board has established an audit committee, a compensation committee and a nominating committee. The Board does not have an executive committee.

The audit committee reviews the annual and interim financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. This committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditors and management, and reviews with management the risks inherent in the Company’s business and risk management programs relating thereto. This committee also reviews with the auditors and management the adequacy of the internal accounting control procedures and systems within the Company. Pursuant to the Company Act (British Columbia) the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company’s audit committee consists of:

Name	Present Position

Stuart R. Ross	Chief Financial Officer and Director

Neville W. Kirchman	Director

Nigel W. Woodall	Director

For particulars of the composition and functions of the compensation committee, see “Executive Compensation — Compensation Committee”.

The nominating committee is responsible for finding and nominating qualified candidates to serve as directors of the Company. The nominating committee regularly considers proposed appointments of additional directors. The nominating committee is composed of the Chief Executive Officer and Chief Legal Officer of the Company and two outside directors.

EXECUTIVE COMPENSATION

Executive Officers

Summary of Compensation

The following table sets forth all annual and long term compensation for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2002, 2001, and 2000 paid to the Company’s Chief Executive Officer and the next four most highly compensated executive officers of the Company (the “Named Executive Officers”):

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)

Douglas L. Mason(1),	2002	176,333	nil	nil	90,000	nil	nil	216,691(2)
President and Chief	2001	217,955	nil	nil	75,000	nil	nil	nil
Executive Officer	2000	185,300	nil	nil	nil	nil	nil	nil

Stuart R. Ross(1),	2002	135,812	nil	nil	70,000	nil	nil	100,761(2)
Chief Financial	2001	155,004	nil	nil	60,000	nil	nil	nil
Officer	2000	131,750	nil	nil	nil	nil	nil	nil

Bruce E. Morley(1),	2002	137,993	nil	nil	70,000	nil	nil	100,761(2)
Chief Legal Officer	2001	168,020	nil	nil	60,000	nil	nil	nil
and Secretary	2000	151,499	nil	nil	nil	nil	nil	nil

Tom Koltai	2002	125,000	nil	nil	110,000	nil	nil	nil
Chief Operating	2001	97,973	nil	nil	20,000	nil	nil	nil
Officer	2000	99,653	nil	nil	nil	nil	nil	nil

Jonathan J. Cronin,	2002	95,000	nil	nil	nil	nil	nil	nil
Vice President,	2001	95,000	nil	nil	20,000	nil	nil	nil
Marketing of C.C	2000	95,000	nil	nil	nil	nil	nil	nil
Beverage (US) Corp.

(1)	Compensation is paid to companies controlled by these Named Executive Officers in the form of fees for consulting services rendered to the Company and is exclusive of applicable Canadian federal and provincial taxes.

(2)	In 2001, shareholders of the Company approved an arrangement for the reduction in the fees payable under certain consulting agreements between the Company and companies (the “Consulting Companies”) controlled by each of Douglas L. Mason, Stuart R. Ross and Bruce E. Morley. The consulting agreements were amended so as to reduce the annual ongoing fees payable thereunder by between 15% and 23%. In exchange, the Company agreed to pay to the Consulting Companies an aggregate of $418,213 in cash and 428,580 shares of Waterfront Capital Corporation (the

“Waterfront Shares”), a company listed on the TSX Venture Exchange, all as set forth in the information circular prepared in connection with the Company’s 2001 annual general meeting. The consideration was paid to the Consulting Companies in 2002. The value attributed to each Waterfront Share transferred to the Consulting Companies was US$0.15. The closing price of Waterfront Shares sold through the TSX Venture Exchange on the last date the shares traded prior to the date of transfer was Cdn$0.05.

Other Compensation

Certain Named Executive Officers of the Company are entitled to business related club memberships and other business related compensation. The total value of this other compensation did not exceed the lesser of (i) Cdn$50,000 and (ii) 10% of the total of the annual salary and bonus of the Named Executive Officers for the financial year. All perquisites and benefits are valued on the basis of the incremental cost to the Company

Executive Retirement Plan

The Company and certain senior officers/directors participate in an executive retirement plan (the “Plan”). The contributions for the Plan are paid by the Company to the senior officers/directors to provide the net after-tax funding premium requirement under the Plan. The Plan has both a life insurance component and a retirement fund component. The life insurance component provides a death benefit payable to the senior officer’s/director’s named beneficiary or estate. Under the retirement component, a portion of the contributions to the Plan funds retirement income for the senior officer/director. The actual amount of retirement income is based on deposits made to the Plan and the rate of return earned on such deposits, as administered by the life insurance company under the Plan.

No payments were made by the Company under the Plan for any of the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (SARs)

The Company maintains a stock option plan (the “Stock Option Plan”) that was initially approved by the Company’s shareholders at the Company’s annual meeting held on June 27, 1997. An amendment to the Stock Option Plan was subsequently approved by the shareholders at an annual meeting held on June 29, 2001. The amendment increased the number of common shares of the Company issuable under the Stock Option Plan to 1,750,000, representing approximately 25% of the issued and outstanding common shares of the Company at that time. The Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. As of April 30, 2003, there were options outstanding under the Stock Option Plan entitling holders of the options to purchase up to 1,740,395 common shares at exercise prices ranging from Cdn$0.65 to Cdn$1.75 per share.

The following table sets forth stock options granted to Named Executive Officers during the financial year ended December 31, 2002:

Option/SAR grants during the
most recently completed financial year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date

Douglas L. Mason	90,000	21.9%	1.25	1.25	May 15, 2012

Stuart R. Ross	70,000	17.0%	1.25	1.25	May 15, 2012

Bruce E. Morley	70,000	17.0%	1.25	1.25	May 15, 2012

Tom Koltai	110,000	26.8%	1.25	1.25	May 15, 2012

Jonathan Cronin	nil	0%	n/a	n/a	n/a

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

The following table sets forth details of all exercises of stock options/SARs by Named Executive Officers during the Company's fiscal year ended December 31, 2002 and the fiscal year end value of unexercised options/SARs on an aggregated basis:

			Unexercised Options/SARs at December 31, 2002		Value of Unexercised in-the-Money Options/SARs at December 31, 2002(2)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)

Douglas L. Mason	nil	nil	305,000	nil	nil	nil

Stuart R. Ross	nil	nil	237,490	nil	nil	nil

Bruce E. Morley	nil	nil	204,000	nil	nil	nil

Tom Koltai	nil	nil	169,500	nil	nil	nil

Jonathan J. Cronin	nil	nil	54,500	nil	nil	nil

(1)	“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)	“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2002 over the exercise price of the options. The closing price of the Company’s shares on December 31, 2002 was Cdn$0.61.

Option and SAR Repricings

None of the options or SARs held by the Company’s Named Executive Officers were repriced during the Company’s financial year ended December 31, 2002. In order to maintain the incentive nature of stock options previously granted by the Company to Named Executive Officers, directors and employees, the Company is proposing to reprice certain previously granted incentive stock options. See “Other Matters to be Acted Upon – Repricing of Previously Granted Stock Options”.

Employment and Management Agreements

Certain of the Named Executive Officers, or companies controlled by them (the “Contracted Party or Parties”), have employment, management or consulting agreements (the “Agreements”) with the Company. The Agreements are for terms of three to five years and are renewable on an evergreen basis. The fees payable under the Agreements are subject to annual review, however any increase or decrease in the fee payable to a Contracting Party requires the agreement of the Company and the Contracting Party. Additionally, under such Agreements, provision is made for reimbursement of any expenses actually and properly incurred by the Contracted Parties.

Certain of the Agreements expire on the occurrence of the earliest of the following:

(a)	the resignation of the Contracted Party;

(b)	the Company terminating the Contracted Party’s services with cause upon certain “Events of Termination” (as defined therein); and

(c)	the Company giving notice of termination to the Contracted Party without cause (i.e. without an Event of Termination having occurred).

If certain of the Agreements are terminated without cause in accordance with item (c) above, the Agreements provide that the Company is obliged to pay certain of the Contracted Parties an amount calculated by multiplying the annual fee then payable by five or two times (the Company’s payout requirements vary amongst the respective Contracted Parties).

Compensation Committee

The Company’s compensation committee is comprised of three directors, namely, Stuart R. Ross, Neville W. Kirchman and Nigel G. Woodall. The compensation committee engages the services of outside consultants to assist it from time to time in determining the appropriate kinds of compensation for executive officers.

Report on Executive Compensation

During the most recently completed financial year, the Company’s compensation committee set compensation of executive officers (including the Named Executive Officers) in a manner consistent with the compensation provided by other comparable companies within the beverage industry.

The Company’s executive compensation program is based in part on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the beverage industry and companies of comparable size, thereby enabling the Company to compete for and retain executives important to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

The objectives of the executive compensation strategy are as follows: (i) to attract and retain talented and effective individuals to provide those functions which are important to the Company’s success; (ii) to encourage and recognize high levels of performance by linking achievement of specific goals with inventive compensation; and (iii) to establish a clear linkage between long term executive compensation and the interests of the Company and its shareholders.

The Company’s executive compensation program has four components: (i) base salary; (ii) bonus compensation; (iii) stock option grants; and (iv) other compensation and benefits. These components may be summarized as follows:

•	Base Salary

The Company approves ranges for base salaries for executive officers at all levels of the Company and its subsidiaries based upon its own analysis of appropriate external comparisons and industry reviews, together with periodic advice received from independent consultants and reviews of market data from peer groups, industry and national surveys. The level of base salary for each executive officer within a specified range is determined by the Company based primarily on the executive officer’s past performance, as well as by the level of responsibility, expertise and the importance of the executive officer’s position to the Company.

•	Bonus Compensation

Officers and employees of the Company are eligible for annual incentive awards. Corporate performance, as assessed by the compensation committee and the board of directors, determines the bonus compensation to be paid by the Company to all eligible officers and employees. The targets for corporate performance established by the board of directors are set primarily by reference to the Company’s expected financial performance during the fiscal year, as well as by reference to other significant factors, such as, cash management, strategic business development and management of personnel resources. The compensation committee and the board of directors have the discretion to modify corporate performance targets throughout the year.

•	Stock Option Grants

The Company’s Stock Option Plan is administered by the Company’s secretary, or such other officer or employee of the Company as may be designated by the board of directors of the Company. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. The Company considers stock option grants when reviewing executive officer compensation packages as a whole.

•	Other Compensation and Benefits

Benefits are maintained at a level which is competitive overall in relation to appropriate external comparisons. Executive officers of the Company are entitled to certain perquisites which vary with their level of responsibility. These perquisites are considered part of a competitive compensation package and are not always related to corporate performance.

•	Chief Executive Officer’s Compensation

The basis upon which the compensation of the Company’s Chief Executive Officer is determined is consistent with the compensation policy and structure which is applicable to all of the Company’s executive officers.

Shareholder Return Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares against the cumulative total return of a broad equity market index assuming reinvestment of dividends. The graph compares the total cumulative shareholder return for Cdn$100 invested in common shares of the Company for a five year period ending December 31, 2002 with the cumulative total return of The Toronto Stock Exchange (“TSX”) 300 Stock Index and the Standard and Poor’s (“S&P”) Composite 500 Index, respectively, over the same period.

Comparison of Five-Year Cumulative Total Shareholder Return
on the Common Shares of the Company, the S&P/TSX Composite Stock Index and
the S&P 500 Composite Index

(1)

On February 18, 1999, the common shares of the Company were consolidated on the basis of 4.25 old for one new common share. The cumulative shareholder return on the common shares of the Company is adjusted to reflect the consolidation.

Compensation of Directors

During its most recently completed financial year, the Company paid an aggregate of Cdn$53,500 to four directors. Such directors are not executive officers and such compensation was paid to them for services rendered in their capacity as directors of the Company.

In their positions as directors/officers of the Company and for services rendered and responsibilities assumed in such capacity, certain directors/officers participate in and have benefit entitlements under the Company’s executive retirement plan (see “Executive Compensation — Executive Retirement Plan”) as well as entitlement to medical, dental, insurance benefits and to stock option compensation. If the agreements with certain directors/officers are terminated without cause, or if such director/officer resigns following a change in de facto control of the Company, the Company is obligated to pay such director/officer an amount equal to the remaining premiums payable under the executive retirement plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors, senior officers, or their respective associates or affiliates are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

On December 3, 2002, the Company completed a private placement (the “December Private Placement”) of 670 debenture units of the Company (the “Debenture Units”) at a price of Cdn$1,000 per unit. Each Debenture Unit was comprised of a secured convertible 10% debenture in the principal amount of Cdn$1,000 (collectively, the “Debentures”) and 1,250 share purchase warrants. The Debentures may be converted into common shares of the Company at a conversion price of Cdn$0.80 per share up to and including December 1, 2003. Each warrant forming part of the Debenture Units entitles its holder to purchase one additional common share of the Company for a period of two years at a price of Cdn$0.80 per share. Of the 670 Debenture Units issued, 345 were issued to the following insiders of the Company (collectively, the “Management Debentureholders”):

Securityholder	Number of Units Acquired

Criterion Capital Corporation.(1)	290

Stuart R. Ross	35

Bruce E. Morley	20

(1)	A company controlled by Douglas L. Mason, the President and Chief Executive Officer of the Company.

On February 28, 2003, the Company completed a private placement (the “February Private Placement”) of 125,000 units of the Company (the “Langridge Units”) to incoming director Philip Langridge at a price of Cdn$0.80 per unit. Each Langridge Unit was comprised of one common share of the Company and one share purchase warrant that entitles Mr. Langridge to purchase one additional common share of the Company for a period of one year at a price of Cdn$0.80.

See “Other Matters to be Acted Upon – Conversion of Restricted Debentures”.

Except as otherwise set out herein, none of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the Board, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

Auditors

The management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation by management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was initially appointed as the Company’s auditors by the directors of the Company pursuant to section 178(4) of the Company Act (British Columbia) effective December 31, 1997.

OTHER MATTERS TO BE ACTED UPON

Conversion of Restricted Debentures

As disclosed under “Interests of Insiders in Material Transactions”, the Company issued 670 Debenture Units and 125,000 Langridge Units in connection with the December Private Placement and the February Private Placement, respectively (together, the “Private Placements”). If all of the Debentures are converted to common shares of the Company and all of the warrants forming part of the Debenture Units and the Langridge Units are exercised, a total of 1,925,000 common shares of the Company may be issued in connection with the Private Placements, representing approximately 27.3% of the Company’s issued share capital as at December 3, 2002, the closing date of the December Private Placement. Under the rules of The Toronto Stock Exchange (“TSX”), the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions. To allow the Company to issue the Langridge Units to incoming director Philip Langridge without offending the TSX 25% Rule, the Management Debentureholders (see “Interests of Insiders in Material Transactions” above) volunteered to restrict the convertibility of a portion of their Debentures. Of the $345,000 of Debentures issued to the Management Debentureholders, the conversion of $131,264 of Debentures was restricted. The restriction reduced the percentage of common shares that may be issued as a result of the Private Placements to approximately 25%, the increase permitted by the TSX without shareholder approval. These restricted Debentures may not be converted to common shares of the Company until shareholders of the Company approve the issuance, on a fully diluted basis, of up to 27.3% of the Company’s issued share capital as a result of the Private Placements.

At the Meeting, shareholders will be asked to pass an ordinary resolution, with the Management Debentureholders and their respective associates abstaining from voting, approving the issuance, on a fully diluted basis, of 27.3% of the Company’s currently issued share capital as a result of the Private Placements. A total of up to 604,223 common shares will be excluded from voting on the resolution.

Potential Future Private Placements

As disclosed under “Conversion of Restricted Debentures” above, under the TSX 25% Rule, the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding prior to giving effect to such transactions, unless there has been shareholder approval of such transactions. The Company may undertake one or more financings over the next year, some of which may be structured as private placements, in order to provide the Company with general working capital and capital required to implement strategic initiatives. The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise by way of private placements that management of the Company consider to be in the best interests of the Company.

The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

AT PRESENT, THERE ARE 7,168,682 COMMON SHARES OF THE COMPANY ISSUED AND OUTSTANDING. THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD FOLLOWING JUNE 26, 2003 WOULD NOT EXCEED 3,584,341 COMMON SHARES IN THE AGGREGATE, OR 50% OF THE NUMBER OF CURRENTLY ISSUED AND OUTSTANDING COMMON SHARES.

Any private placement completed by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Company;

(b)	it cannot materially affect control of the Company;

(c)	it must be completed within a twelve month period following the date of the Meeting; and

(d)

it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to TSX (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount

$0.50 or less	25%

$0.51 to $2.00	20%

Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSX retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific approval may be required.

The Company has no immediate plans to enter into any private placements that would exceed the TSX 25% Rule, however, in anticipation that the Company may potentially wish to enter into one or more private placements during the 12 months following the Meeting that could result in it issuing and/or making issuable such number of its common shares that will exceed the TSX 25% Rule, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following terms:

“RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 26, 2003 of such number of securities that could result in the Company issuing or making issuable up to 3,584,341 common shares aggregating up to 50% of the number of currently issued and outstanding common shares of the Company, as more particularly described in the Company’s information circular dated May 8, 2003, is hereby approved.”

Notwithstanding this resolution, the Company may complete one or more private placements without shareholder approval to the extent that the private placements do not exceed the TSX 25% Rule in its present form or as it may be amended from time to time.

Repricing of Previously Granted Stock Options

The Company proposes to reprice an aggregate 415,395 options to purchase common shares previously granted pursuant to the Stock Option Plan (the “Options”). The Options were granted on the dates and at the prices set forth in the table below:

Option Holders	Date of Grant	Number	Exercise Price (Cdn $)	Expiry Date

Senior Officers	April 4, 1996	17,002	$1.75	April 4, 2006
	October 29, 1996	58,352	$1.75	October 29, 2006
	November 4, 1996	2,488	$1.75	November 4, 2006
	January 5, 1998	70,588	$1.75	January 5, 2008
	December 23, 2009	52,395	$1.50	December 23, 2009
		200,825

Directors (who are not also	April 4, 1996	4,373	$1.75	April 4, 2006
senior officers)	October 29, 1996	17,882	$1.75	October 29, 2006
	January 5, 1998	23,529	$1.75	January 5, 2008
	September 3, 1998	5,882	$1.75	September 3, 2008
		51,666

Employees	April 4, 1996	8,099	$1.75	April 4, 2006
	November 4, 1996	2,453	$1.75	November 4, 2006
	March 27, 1997	2,870	$1.75	March 27, 2007
	January 5, 1998	65,884	$1.75	January 5, 2008
	December 23, 2009	83,598	$1.50	December 23, 2009
		162,904

Subject to shareholder and regulatory approval, the Company proposes to reduce the exercise price of the Options to Cdn$0.65 per share, representing an exercise price which is not less than the average closing price of the Company’s shares on the TSX for the 10 trading days preceding the announcement of the repricing on May 2, 2003. The repricing of the Options is intended to reduce the discrepancy in exercise pricing of stock options that has developed over time between Option holders and to reflect current market prices of the Company’s shares and to provide Option holders with a further incentive to promote and serve the Company’s interests. The expiry dates of the Options will remain unchanged.

At the Meeting, shareholders will be asked to pass an ordinary resolution, with holders of the Options and their respective associates abstaining from voting, approving the repricing of the Options to Cdn$0.65 per share. A total of up to 627,350 common shares will be excluded from voting on the resolution.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters specified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

Dated at Vancouver, British Columbia the 8th day of May, 2003.

ON BEHALF OF THE BOARD

(signed)  “Douglas L. Mason”

President and Chief Executive Officer

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 8th day of May, 2003.

(signed) “Douglas L. Mason” Douglas L. Mason President and Chief Executive Officer	(signed) “Stuart R. Ross” Stuart R. Ross Chief Financial Officer

ANNUAL GENERAL MEETING OF MEMBERS OF

CLEARLY CANADIAN BEVERAGE CORPORATION

TO BE HELD AT THE 2ND FLOOR CONFERENCE CENTRE, 888 DUNSMUIR STREET, VANCOUVER, BRITISH COLUMBIA ON THURSDAY, JUNE 26, 2003, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Douglas L. Mason, a Director of the Company, or failing this person, Stuart R. Ross, a Director of the Company, or in the place of the foregoing,               (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: _______________________	Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                                    For      Against      Withhold

1.  To elect Bruce E. Morley as Director                           n/a

2.  To elect Glen D. Foreman as Director                          n/a

3.  Appointment of PricewaterhouseCoopers
     LLP as auditors of the Company                                  n/a

4.  Approving the issuance of shares that may
     result from the December 2002 and February
      2003 Private Placements, as described
     in the Information Circular                                                              n/a

5.  Approving the issuance of up to 50% of the
     Company's outstanding shares through private
     placements completed during the 12 months
     following June 26, 2003, as described in the
     Information Circular                                                                       n/a

6.  Approving the repricing of certain outstanding
     incentive stock options, as described in the
Information Circular n/a

THIS PROXY MUST BE SIGNED AND DATED.

   SEE IMPORTANT INSTRUCTIONS ON REVERSE.

   Please tick this box if the Registered Shareholder does
       not wish to confer discretionary authority
       on the appointed proxyholder with respect to any
       amendments or variations of any of the resolutions
       set out above or other matters which may properly
come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative , the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person , may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions , may do the following:

(a) appoint one of the management proxyholdersnamed on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management proxyholder will vote in favour of each matter identified in this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, unless otherwise specified by the Registered Shareholder, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person . To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, a proxy must be DEPOSITED at the office of “PACIFIC CORPORATE TRUST COMPANY”
no later than forty eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument No 54-102/Interim Financial Statement and Report Exemption (the “Instrument”) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer’s audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer’s fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address:

You may complete an electronic version of this form at:    www.pctc.com/supp_list.htm

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a Shareholder:
Must be completed.  (Please print)

Name: City/Prov/State/Postal Code: Signature:	Address: Preferred Method of Communication: Email or Mail Date: Email Address:

Clearly Canadian Beverage Corporation

2002 Annual Report

15 Years of Innovation

Fifteen years ago, Clearly Canadian® sparkling flavoured water captured the taste of a new generation of beverage consumers. In the process, Clearly Canadian helped pioneer what is now called the New Age or Alternative Beverage category — a beverage category worth more than $13.1 billion in North America in 2002*. A beverage category where innovation is the single greatest driver of growth.

Over the past 15 years, Clearly Canadian Beverage Corporation has established a reputation for innovation, allowing the Company to differentiate its products in the marketplace. New products and dynamic packaging give consumers exciting new reasons to buy our brands. Equally important, innovation gives retailers a compelling reason to feature our products prominently on their shelves.

In an industry where consumers demand great taste, flavour excellence has made our products distinctive. From the beginning, Clearly Canadian has been committed to the integrity and consistent high quality of its beverages. Today, we still develop each of the robust, full-flavoured choices in our line-up by using the skills of our own in-house flavour experts.

New, more convenient, more contemporary packages also help us stand out from the competition. Packaging has been extremely important to the success of Clearly Canadian ever since the brand first hit the shelves in 1988. Our original pear-shaped 11 oz blue glass bottle stood out dramatically in a sea of cans and plastic containers. An overnight success, brand Clearly Canadian was soon distributed nationally throughout North America and, in 1991, expanded internationally to Europe and Asia where the Clearly Canadian phenomenon began anew with consumers.

The award-winning packaging for brand Clearly Canadian continued to evolve in the 1990‘s when the Company deepened the blue of the bottle and added more vibrant graphics to convey the fruit flavours, providing an even more dynamic presentation of the sparkling water line.

After enjoying twelve years of success, Clearly Canadian in 2000 responded to the increasingly competitive retail environment and the constant entry of new alternative beverages on store shelves with a dramatic redesign of its sparkling flavoured water package. Featuring a revolutionary new look that set our core brand apart from everything else in the cooler, the new Clearly Canadian bottle had a more contemporary line and made bolder use of colour, while still keeping its established premium shelf presence. In 2002, we refreshed this package with the introduction of stylish new labels, featuring vivid colours in abstract patterns.

This past year, we also added two new flavours to the line-up, Clearly Canadian Orange Pineapple and Clearly Canadian Lemonade. Throughout brand Clearly Canadian’s 15 year history, the Company has created innovative marketing initiatives to help define the brand and to capture our distributors’ and consumers’ attention. We have designed numerous in-store promotional materials to satisfy our retail customers’ needs in an intensely competitive environment and to offer a compelling beverage proposition to a more informed, less brand loyal consumer open to new and different beverage choices.

Clearly Canadian has also forged significant promotional partnerships with major national entertainment and consumer goods companies during the past 15 years. Following in this tradition, in 2003, we intend to refocus on our core brand and expand distribution in key regional markets, supported by a series of consumer promotions. Clearly Canadian, for example, will partner with the Canadian Tourism Commission to produce an exciting North American under-the-cap sweepstakes for brand Clearly Canadian. These types of cross-promotional efforts appeal to image conscious consumers and provide us with opportunities to reward our primary consumer and attract new buyers with tremendous added value.

“Brand Clearly Canadian’s evolution has featured dynamic packaging and new flavour choices”

Source: 2002 Beverage Marketing New Age Beverages in the U.S.

Letter to Shareholders

Clearly Canadian faced many sales and distribution challenges in 2002 that had a negative impact on its results; however, the Company has taken steps to build what we believe will be an improved platform for future revenue growth in 2003 and beyond.

While sales revenue declined in 2002, Clearly Canadian did significantly improve the effectiveness of its operations. We decreased year over year selling, general and administrative (“SG&A”) expenses, which included the consolidation of staff services into our Vancouver office. The significant reduction of SG&A expenses reflects the Company’s continuing efforts to reduce expenses in categories that do not contribute directly towards sales growth initiatives. As part of this effort, Clearly Canadian strategically reallocated its marketing expenses, increasing focus on its products at the consumer level. We also made strategic changes to our management structure, particularly with regards to our sales team. We expect these steps, designed to improve competitiveness, will help the Company achieve its goal of sustained profitability.

Management believes that the decline in sales in 2002 was primarily attributable to a significant consolidation within the direct store distribution system currently servicing the Alternative Beverage industry. Under this consolidation, some distributors chose to discontinue distribution of brands that they did not own. In response, Clearly Canadian has strengthened alliances with alternative distribution systems in those regions affected by consolidation in an effort to increase the availability of our brands.

Clearly Canadian’s guiding business strategy is simple: to attempt to increase sales by expanding product distribution in new and existing markets within North America. Our distribution systems are designed to help us do that. Because practices and customs vary by market and because retail customers have different needs, we have different models of service deployed across North America. By building on our direct sales customer base, the Company has attempted to improve the distribution channels for our two bottled water brands, Reebok fitness water beverage and Clearly Canadian O+2®, which compete in the enhanced water sub-segment – the fastest growing sub-segment of the North American Alternative Beverage industry. Selling direct to customers, through a select network of wholesale distributors that target specific trade channels, can produce a sharper marketing focus and a more competitive price to retail.

For most of our products however, we distribute through a network of independent distributors. Partnering with a strong and well-established distribution system enables Clearly Canadian to deliver products more competitively to consumers in our core selling regions. Going forward, we expect to be able to improve the effectiveness of our distribution system by working closely with key distributors that provide distribution to the “up-and-down the street” retail business, including the important single-serve cold box shelf space in convenience stores, deli’s, and selected supermarkets.

Working closely with our independent distributors and their sales representatives, our energetic regional sales managers help these distributors open and service retail accounts. We plan to concentrate our selling efforts on increasing consumer awareness and shelf space at retail locations in our most profitable regions. In support of our sales strategies, Clearly Canadian intends to provide integrated marketing campaigns, featuring sampling, under-the-cap promotions, public relations, point-of-sale and in-store merchandising.

We believe that our ongoing commitment to a strong brand line-up and innovative marketing initiatives will enable us to capitalize on the many opportunities that lie ahead for Clearly Canadian. The right team and strategy are in place. Looking ahead to 2003, we remain committed to creating sustained profitability and increasing shareholder value.

(Signed)     “Douglas L. Mason”
President

Acosta Canada Corporation offers a full range of selling and marketing services for Clearly Canadian.

Seven Up Bottling Company represents Clearly Canadian in Northern California

All-American Bottling Corporation provides distribution of Clearly Canadian in the Central US states.

Seven Up/RC Bottling Company of Southern California Inc.‘s established distribution network will help build brand awareness.

The American Bottling Company offers brand building support in the Midwest.

Southeast-Atlantic Beverage is renewing its focus on Clearly Canadian in the Florida and Georgia markets.

Polar Beverages, Inc. provides distribution in the key New England selling region.

Improving distribution to put our core brand within easy reach of consumers.

Developing sales channels with national wholesale distributors

•	Progressive Sales & Marketing, Inc.
•	Gourmet Award/Tree of Life, Inc.
•	Kehe Food Distributors, Inc.
•	Specialty Foods Inc.

Competing in the enhanced water market, the fastest growing sub-segment of the Alternative Beverage industry clearly canadian beverage corporation
annual report 2002

Management Discussion and Analysis of Results of Operations
(all figures below and in the attached schedules are stated in U.S. dollars)

Operating Results
The following discussion addresses the operating results and financial condition of Clearly Canadian for the year ended December 31, 2002. The Management Discussion and Analysis should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes as well as the cautionary statements at the end of this section.

Fiscal 2002 Compared with Fiscal 2001
As previously announced (February 27, 2002), during the year ended December 31, 2001, the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures involved the sale of two business segments: firstly, its home and office five-gallon water business (which sale was completed in April 2001) and secondly, its private label co-pack bottling business, Cascade Clear business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the years ending December 31, 2002, 2001 and 2000. Accordingly, prior period comparative figures were restated in 2001 to reflect this change. In determining its results for the years ended December 31, 2002, 2001 and 2000. Clearly Canadian has adopted the Canadian Institute of Chartered Accountants (CICA) accounting standard for dealing with discontinued operations.

Continuing Operations
Net loss from continuing operations for the year ended December 31, 2002 was $3,583,000 or $0.54 per share on sales revenues of $20,447,000, compared to a loss of $7,174,000 or $1.08 per share on a basic and diluted basis on sales revenues of $23,257,000 for the year ended December 31, 2001. While sales of the Company’s core brand declined in 2002, Clearly Canadian began taking steps to build an improved distribution platform for future revenue growth by embarking on an improved national sales strategy for brand Clearly Canadian. Continuing with this strategy, that was initiated in 2002, the Company intends to make changes to the distribution systems for Clearly Canadian sparkling flavoured water in markets where sales have declined, and employ new strategies to renew focus for the brand with long-standing partners in key markets. The Company has also made some strategic changes to its management infrastructure, particularly with regards to its sales team, that are intended to provide support for the strategic distribution changes planned.

Selling, general and administrative expenses from continuing operations were $8,068,000 for the year ended December 31, 2002 compared $10,387,000 for the same period in 2001, representing a reduction of 22%. In 2002, the Company consolidated its operations in its Vancouver head office and strategically realigned marketing expenses. The significant reduction of selling, general and administrative expenses reflects the Company’s continuing efforts to reduce expenses in categories that do not contribute directly towards sales growth initiatives.

clearly canadian beverage corporation
annual report 2002

Gross profit margins from continuing operations were 28.9% for the year ended December 31, 2002 compared with 36.9% for the corresponding period in 2001. This represents gross profit of $5,912,000 for the year ended December 31, 2002 compared to $8,586,000 for the corresponding period in 2001. The decrease in gross profit margins in 2002 reflects a change in the Company’s product sales mix and the write down of certain inventory. The change in sales mix in 2002 reflects a higher percentage of Reebok products sold, which have a lower gross profit than the Company’s other products.

Discontinued Operations
Sales revenues from discontinued operations were $551,000 for the year ended December 31, 2002, compared to $5,245,000 for the year ended December 31, 2001.

Net income (loss) from discontinued operations for the year ended December 31, 2002 were nil compared to $(1,579,000) or $(0.24) per share on a basic and diluted basis for the year ended December 31, 2001.

Liquidity and Capital Resources
At December 31, 2002 the Company has working capital of $24,000 compared to a working capital deficit of $502,000 at December 31, 2001. The Company has bank indebtedness of $702,000 at December 31, 2002 compared to cash and cash equivalents of $226,000 at December 31, 2001. Net cash used in operating activities was $3,050,000, consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities consists of an increase in bank indebtedness of $702,000 and proceeds from the issuance of convertible debentures, capital stock and warrants of $448,000, less the repayment of long term debt of $168,000. Net cash provided by investing activities was $1,859,000 which consisted of the sale of the Company’s production facility in Burlington, Washington and land located in Canada in the amount of $1,999,000, net of property, plant and equipment purchases of $140,000.

Subsequent Events
See note 23 in the Notes to the Consolidated Financial Statements.

Corporate Governance
Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company’s policies outlined in the information circular which accompanies the Notice of the Annual General Meeting.

clearly canadian beverage corporation
annual report 2002

Cautionary Statements
Statements in this Annual Report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company’s anticipated product distribution changes and promotional and marketing activities and the potential benefits of such efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

clearly canadian beverage corporation
annual report 2002

February 28, 2003

Management’s Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgements based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with Canadian and United States generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related reporting matters prior to approval of the financial statements.

(Signed) “Douglas L. Mason” Chief Executive Officer	(Signed) “Stuart R. Ross” Chief Financial Officer

clearly canadian beverage corporation
annual report 2002

February 28, 2003

Auditors’ Report

To the Shareholders of
Clearly Canadian Beverage Corporation

We have audited the consolidated balance sheets of Clearly Canadian Beverage Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the change in accounting policies disclosed in note 3 to the consolidated financial statements, on a consistent basis.

(Signed)     “PricewaterhouseCoopers LLP”
Chartered Accountants

clearly canadian beverage corporation
annual report 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, described in note 1 to the financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3. Our report to the shareholders dated February 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

(Signed)     “PricewaterhouseCoopers LLP”
Chartered Accountants

Vancouver
February 28, 2003

clearly canadian beverage corporation
annual report 2002

Consolidated Balance Sheets
As at December 31, 2002 and 2001
(in thousands of United States dollars, except where indicated)

	2002 $	2001 $
ASSETS

Current assets
Cash and cash equivalents	--	226
Accounts receivable (note 7)	1,191	2,334
Inventories (note 7)	2,439	2,304
Assets held for sale (note 7)	935	--
Prepaid expenses, deposits and other assets	271	111

	4,836	4,975

Long-term investments (note 8)	88	152

Distribution rights (note 9)	1,913	1,913

Property, plant and equipment (note 7)	3,042	6,083

Assets held for sale (note 7)	462	3,895

Prepaid contracts (note 18)	306	--

	10,647	17,018

LIABILITIES

Current liabilities
Bank indebtedness (note 6)	702	--
Accounts payable and accrued liabilities (note 7)	3,578	5,130
Current portion of long-term debt (note 10)	116	347
Convertible debenture (note 11)	416	--

	4,812	5,477

Long-term debt (note 10)	1,112	3,252

	5,924	8,729

SHAREHOLDERS' EQUITY

Capital stock (notes 12 and 13)
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued
7,043,682 (2001 - 7,013,682) common shares without par value
Outstanding
6,670,682 (2001 - 6,640,682) common shares without par value	58,237	58,208
Warrants
1,500,240 (2001 - 692,740)	415	423

Equity component of convertible debenture (note 11)	26	--

Cumulative translation account (note 14)	(1,388)	(1,358)

Deficit	(52,567)	(48,984)

	4,723	8,289

	10,647	17,018

Going concern (note 1)
Commitments and contingencies (note 18)
Subsequent events (note 23)

Approved by the Board of Directors

(Signed) “Douglas L. Mason” Director	(Signed) “Stuart R. Ross” Director

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

clearly canadian beverage corporation
annual report 2002

Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2002, 2001 and 2000
(in thousands of United States dollars, except where indicated)

	Capital stock

	Number of shares outstanding	Amount $	Number of warrants outstanding	Amount $	Equity component of convertible debenture $	Cumulative translation account $	Deficit $	Shareholders' equity $
Balance - December 31, 1999	6,173,982	58,171	98	256	--	(965)	(33,782)	23,680
Issued November 2000 at CA$0.88 per unit (note 13)	595,000	182	595	167	--	--	--	349
Shares repurchased under normal course
issuer bids (note 12)	(128,300)	(137)		--	--	--	--	(137)
Share issue costs	--	(8)		--	--	--	--	(8)
Loss for the year	--	--		--	--	--	(6,449)	(6,449)
Exchange difference	--	--		--	--	(355)	--	(355)

Balance - December 31, 2000	6,640,682	58,208	693	423	--	(1,320)	(40,231)	17,080
Loss for the year	--	--	--	--	--	--	(8,753)	(8,753)
Exchange difference	--	--	--	--	--	(38)	--	(38)

Balance - December 31, 2001	6,640,682	58,208	693	423	--	(1,358)	(48,984)	8,289
Shares issued upon exercise of warrants
(note 13)	30,000	29	(30)	(8)	--	--	--	21
Issuance of convertible debenture (note 11)	--	--	837	--	26	--	--	26
Loss for the year	--	--	--	--	--	--	(3,583)	(3,583)
Exchange difference	--	--	--	--	--	(30)	--	(30)

Balance - December 31, 2002	6,670,682	58,237	1,500	415	26	(1,388)	(52,567)	4,723

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

clearly canadian beverage corporation
annual report 2002

Consolidated Statements of Operations
For the years ended December 31, 2002, 2001 and 2000
(in thousands of United States dollars, except where indicated)

	2002 $	2001 $	2000 $
Sales	20,447	23,257	23,247

Cost of sales	14,535	14,671	15,022

Gross profit	5,912	8,586	8,225

Selling, general and administration expenses	8,068	10,387	10,992
Amortization	422	624	712

Loss before the following	(2,578)	(2,425)	(3,479)

Other expense	(73)	(25)	(380)
Interest on long-term debt	(8)	--	53
Amortization of intangible assets and goodwill	--	(481)	(487)
(Loss) gain on sale of assets	(97)	--	65
Writedown of property, plant and equipment (note 7)	(942)	(2,235)	--
Writedown of goodwill	--	(2,111)	--
Restructuring charges recovery (note 15)	--	103	--

Loss from continuing operations before income taxes	(3,698)	(7,174)	(4,228)

Recovery of income taxes (note 16)	115	--	--

Loss for the year from continuing operations	(3,583)	(7,174)	(4,228)

Loss for the year from discontinued operations (note 5)	--	(1,579)	(2,221)

Loss for the year	(3,583)	(8,753)	(6,449)

Basic and diluted loss per share (expressed in dollars)	(0.54)	(1.32)	(1.06)

Going concern (note 1)

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

clearly canadian beverage corporation
annual report 2002

Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000
(in thousands of United States dollars, except where indicated)

	2002 $	2001 $	2000 $
Cash flows from operating activities
Loss for the year	(3,583)	(8,753)	(6,449)
Items not involving cash (note 20(a))	1,479	5,956	2,642

	(2,104)	(2,797)	(3,807)
Changes in non-cash working capital balances related to
operations (note 20(b))	(946)	371	2,321

	(3,050)	(2,426)	(1,486)

Cash flows from investing activities
Net proceeds from sale of home and office business
(note 5)	--	4,224	--
Net proceeds from sale of production facility (note 5)	1,675	--	--
Proceeds from collection of long-term receivable	--	605	--
Proceeds from sale of property, plant and equipment	324	156	285
Acquisition of a long-term investment	--	(21)	--
Purchase of property, plant and equipment	(140)	(261)	(1,012)
Acquisition of home and office business (note 4)	--	--	(200)
Decrease in restricted cash	--	--	500

	1,859	4,703	(427)

Cash flows from financing activities
Repayment of long-term debt	(168)	(2,453)	(1,231)
Proceeds from issuance of convertible debenture	424	--	784
Proceeds from issuance of capital stock and warrants	21	--	349
Increase in bank indebtedness	702	--	--
Cost of issuance of capital stock	--	--	(8)
Payment to repurchase shares	--	--	(137)

	979	(2,453)	(243)

Effect of exchange rates on cash and cash equivalents	(14)	106	(163)

Decrease in cash and cash equivalents	(226)	(70)	(2,319)
Cash and cash equivalents - Beginning of year	226	296	2,615

Cash and cash equivalents - End of year	--	226	296

Interest paid	51	178	384

Income taxes paid	--	--	80

Supplementary cash flow information (note 20(c))

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $3,583,000 for the year ended December 31, 2002, net current assets of $24,000 and an accumulated deficit of $52,567,000 at year-end. Negative cash flows from continuing operations for the year ended December 31, 2002 of $3,050,000 have been funded primarily from the disposition of the company’s production facility assets and bottling plant lease located in Burlington, Washington. The Company has a $2,000,000 demand operating line of credit available with a United States bank bearing interest at U.S. prime plus 4% with a 12-month term ending June 24, 2003 and collateralized by a first lien on all accounts receivable and inventories. As at December 31, 2002, $702,000 has been drawn on this facility.

Management believes that there are sufficient cash and financing options available to fund the Company’s ongoing operations and to repay its obligations in the normal course; however, the current financial position and past results of operations indicate that, under generally accepted accounting principles, there is substantial doubt about the appropriateness of that going concern assumption.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its office building located in Burlington, Washington, land and water rights in Vernon, British Columbia and Formosa, Ontario and other various assets not used in its day to day operations. Management is confident that it will be able to secure the necessary financing and improve operating cash flows to enable the Company to continue as a going concern; however, there is no assurance that management will be successful in achieving these objectives. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP). The differences as they affect the Company are described in note 22.

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, 546274 Alberta Ltd., and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the year.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Inventories

Inventories are valued at the lower of cost and net realizable value.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Long-term investments

Long-term investments are recorded at cost less writedowns for impairment of value that is other than temporary.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life and therefore are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment to carrying value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of significant asset classes is as follows:

Buildings Equipment Leasehold improvements	30 years straight-line 5 - 15 years straight-line on a straight-line basis over the term of the lease

When events or circumstances indicate that the carrying amount may not be recoverable, management assesses the carrying value of property, plant and equipment based on its net recoverable amount.

Stock-based compensation plan

The Company has a stock option plan, which is described in note 13. No compensation expense is recognized when stock options are issued pursuant to the plan. Consideration paid for stock on exercise of stock options is credited to capital stock.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments readily convertible into cash within 90 days or less at the time of acquisition.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

Financial instruments

The Company’s instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, convertible debentures and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Management estimates that the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are measured using tax rates that are expected to apply to taxable income in the periods in which the future income tax liability or asset is expected to be settled or realized.

Advertising costs

The Company expenses advertising costs at the time it incurs them, and expenses the cost of media advertising at the time the advertising first takes place.

Loss per share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period of 6,662,682 (2001 — 6,640,682; 2000 — 6,101,170). Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings per share have not been separately disclosed since the conversion of the convertible notes and exercise of stock options and warrants would be anti-dilutive.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

3	Change in accounting policies

a)

Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3062 Goodwill and Other Intangible Assets. Under the new standard, goodwill and other intangible assets are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. No provision for impairment was required upon adoption of this policy.

Adjusted net loss and basic and diluted loss per share as a result of the new accounting policy for goodwill and intangible assets is as follows:

($000's except for loss per share amounts)

	2002 $	2001 $	2000 $

Reported loss from continuing operations	(3,583)	(7,174)	(4,228)
Add back
Goodwill amortization	--	289	295
Distribution rights amortization	--	192	192

Adjusted net loss from continuing
operations	(3,583)	(6,693)	(3,741)

Basic and diluted net loss per share from
continuing operations	(0.54)	(1.01)	(0.61)

Reported loss from discontinued operations	--	(1,579)	(2,221)

Basic and diluted loss per share from
discontinued operations	--	(0.24)	(0.37)

Adjusted basic and diluted loss per share	(0.54)	(1.25)	(0.98)

As reported basic and diluted loss per
share	(0.54)	(1.32)	(1.06)

b)

Effective January 1, 2002, the Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Canadian GAAP allows accounting for certain stock-based compensation using the fair value based method or by treating the stock compensation as capital transactions with no compensation expense recognized to income. The Company has elected to account for its share option plan as capital transactions. Also see note 13.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

c)

The Company has adopted the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. This section requires long-lived assets that have been identified for sale and meet certain criteria be classified on the balance sheet as held for sale. See also note 7.

4	Acquisition and subsequent disposal of Home Service Networks Inc.

On April 3, 2000, the Company acquired certain assets and liabilities of Home Service Networks Inc., a company providing home and office water delivery services in the United States, and incorporated them into CC Beverage (US) Corporation. Details of the aggregate consideration given and the fair value of the net assets acquired are as follows:

$
Assets acquired - at fair values
Current assets	47
Property, plant and equipment	162
Goodwill	994

1,203
Less: Current liabilities	103

Net assets acquired	1,100

Consideration
Cash	200
Promissory note payable	900

1,100

This acquisition was accounted for using the purchase method, and accordingly, these consolidated financial statements include the results of operations from the date of acquisition. The Company amortized goodwill over a period of 15 years.

The Company disposed of these assets and liabilities on April 30, 2001 (see note 5).

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

5	Discontinued operations

During the year ended December 31, 2001, the Company disposed of the home and office five gallon water business and entered into an agreement to dispose of the private label co-pack bottling business and related assets. For reporting purposes, the results and the assets and liabilities of these two business segments have been presented as discontinued operations. Accordingly, prior year figures have been restated to reflect this change.

a)	Home and office five gallon water business

On April 30, 2001, the Company sold the assets of the home and office five gallon water business for $4,824,000. Details of the aggregate consideration and assets disposed of are as follows:

$
Consideration
Cash	4,500
Assumption of accounts payable	324

4,824

Assets disposed of
Current assets	357
Property, plant and equipment	1,089
Goodwill	922

2,368

Closing costs	243

Gain on sale of assets	2,213

b)	Private label co-pack bottling business and production facility

On October 5, 2001, the measurement date, the Company adopted a formal plan to dispose of its production facility assets located in Burlington, Washington and its private label co-pack bottling business. On February 22, 2002, the Company finalized the sale of the production facility assets and bottling plant lease located in Burlington, Washington, the Cascade Clear water business, and the private label co-pack bottling business. By disposing of the production facility assets, the Company is not able to continue with bottling for private label customers.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

The Company sold the production facility assets of $4,348,600 for consideration of $2,130,000 in cash, the assumption of long-term debt of $2,155,000 and the assumption of certain capital leases of $63,600. The Company incurred closing costs of $458,000.

With respect to the long-term indebtedness assumed by the purchaser, the Company’s subsidiary, CC Beverage (US) Corporation, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $nil.

During the year ended December 31, 2002, the Company sold the Cascade Clear water business. The purchaser will pay the Company the agreed proceeds of $2,000,000 based on a percentage of the gross sales of Cascade Clear products with a minimum payment of $100,000 per year commencing December 31, 2002. At December 31, 2005, if the Company has received less than $500,000, then the purchaser is required to make an additional lump sum payment to increase the consideration paid to $800,000. At the end of each year, the purchaser has the option to not make the $100,000 minimum payments and, if not paid, the Company can elect to repurchase the Cascade Clear brand for $1.

The Company sold the co-pack business for a minimum payment of $62,500 per year for the next five years, providing there is no losses incurred by the business. The actual payments are based on a percentage of gross profit of the co-pack business up to a maximum of $125,000 per year for the next five years.

In addition, the purchaser has agreed to provide the Company with “at cost” co-pack (bottling) services for ten years (five-year initial term and five-year renewal term) for up to 1,500,000 cases per year of carbonated beverages and 250,000 cases per year of non-carbonated beverages.

Under the sales agreements, the Company received $242,000 in consideration during the year ended December 31, 2002.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Summarized below is selected financial information for the discontinued operations:

Loss from discontinued operations

	2002 $	2001 $	2000 $
Sales	551	5,245	5,683

Loss from discontinued operations before
measurement date, net of writedowns and
income taxes	--	(1,394)	(2,221)
Gain on sale of assets from discontinued
operations	--	2,213	--
Loss and writedown of assets from discontinued
operations subsequent to measurement date	--	(2,398)	--

	--	(1,579)	(2,221)
Provision for income taxes	--	--	--

Loss from discontinued operations	--	(1,579)	(2,221)

Basic and diluted loss per share from
discontinued operations	--	(0.24)	(0.37)

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Balance Sheet
	2002 $	2001 $
Assets
Current assets
Accounts receivable	--	423
Inventory	--	389

	--	812
Property, plant and equipment - net of accumulated amortization	--	3,895
Goodwill - net of accumulated amortization	--	--

	--	4,707

Liabilities
Current liabilities
Accounts payable and accrued liabilities	--	742
Long-term liabilities	--	2,382

	--	3,124

Net assets of discontinued operations	--	1,583

6	Bank indebtedness

The Company has a $2,000,000 (2001 - $750,000) operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending June 24, 2003 and is collateralized by a first lien on all accounts receivable and inventories. The weighted average interest rate for 2002 was 8.75%. At December 31, 2002, $702,000 has been drawn on this line of credit.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

7	Balance sheet components

Accounts receivable
	2002 $	2001 $
Continuing operations
Trade accounts receivable - net of allowance of $93,000
(2001 - $57,000)	1,069	1,442
Other	122	393
Rebates and claims recoverable	--	76

Discontinued operations
Trade accounts receivable	--	423

	1,191	2,334

Inventories
	2002 $	2001 $
Continuing operations
Finished goods	1,698	1,365
Raw materials	741	550

Discontinued operations
Finished goods	--	146
Raw materials	--	243

	2,439	2,304

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Property, plant and equipment
	2002

	Cost $	Accumulated amortization $	Writedown $	Net $
Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	670	--	364
Equipment	3,631	2,890	--	741
Leasehold improvements	122	14	--	108

	6,616	3,574	--	3,042

Held for sale
Land and water sources	1,252	--	583	669
Buildings	1,541	460	353	728
Equipment	521	515	6	--

	3,314	975	942	1,397

	9,930	4,549	942	4,439

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

	2001

	Cost $	Accumulated amortization $	Writedown $	Net $
Continuing operations
Land and water sources	5,554	--	2,235	3,319
Buildings	2,575	1,048	--	1,527
Equipment	4,472	3,338	--	1,134
Leasehold improvements	106	3	--	103

	12,707	4,389	2,235	6,083

Discontinued operations
Buildings	2,713	494	700	1,519
Equipment	5,813	2,138	1,299	2,376

	8,526	2,632	1,999	3,895

	21,233	7,021	4,234	9,978

During the year ended December 31, 2002, the Company wrote down land and water sources, buildings and equipment by $942,000 (2001 — $4,234,000) to their net recoverable amount, which is equivalent to their estimated net realizable value. The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources. If the assumptions used by management are not borne out, it is reasonably possible that the net recoverable amount of the asset would differ from the value recorded by a material amount.

At December 31, 2002, the net book value of equipment held under capital lease is $nil (cost — $nil; accumulated amortization — $nil) (2001 — $97,000: cost — $132,000; accumulated amortization — $35,000).

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Accounts payable and accrued liabilities
	2002 $	2001 $
Continuing operations
Trade accounts payable	3,139	3,939
Accrued liabilities	439	449

Discontinued operations
Trade accounts payable	--	564
Accrued liabilities	--	178

	3,578	5,130

8	Long-term investments

Long-term investments comprise common shares in publicly traded companies and an investment in a limited partnership.

Included in long-term investments is $nil (2001 — $60,500) related to investments in a company with common directors and $69,000 (2001 — $69,000) related to an investment in a limited partnership of which certain directors of the Company and a company with common directors own limited partnership interests. The investment is accounted for at historical cost. During the year ended December 31, 2000, the Company wrote down its long-term investments by $316,000 to reflect an other than temporary impairment in value. This charge was included in other expenses.

At December 31, 2002, the book value of investments is the same as market value (2001 — book value exceeded market value by $47,586).

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

9	Distribution rights

Effective January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets; see note 3.

Unamortized intangible asset	Gross carrying amount $
Distribution rights	1,913

At December 31, 2001, the distribution rights had a cost of $4,084,000, accumulated amortization of $2,171,000 and a net book value of $1,913,000.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

10	Long-term debt

	2002 $	2001 $
Continuing operations
Convertible promissory notes of CA$1,750,000, unsecured,
non-interest bearing, repayable semi-annually commencing March 1997, repayable in cash or shares at the option of the Company
(see note 18(e))	1,112	1,099
Mortgage payable, with land and buildings pledged as collateral, bearing interest at 5.35%, repayable at CA$1,215 per month, maturing in
August 2003	116	118

Discontinued operations (note 5(b))
Letter of credit, with equipment, inventories and accounts receivable pledged as collateral, bearing interest at a variable floating rate
averaging 2.91% in 2001, maturing in December 2007	--	2,310

Capital leases payable in equal monthly instalments of $3,592 including principal and interest at rates ranging from 9% to 12%,
collateralized by certain machinery and equipment, maturing
through 2003	--	72

	1,228	3,599

Less
Current portion of continuing operations	116	5
Current portion of discontinued operations	--	342

	1,112	3,252

The fair value based upon discounted cash flows of the long-term debt is estimated at $1,011,000.

Long-term debt maturities in each of the next five years are as follows:

Year ending December 31	$
2003	116
2004	1,112

1,228

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA$670,000, of which CA$345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA$1,000 and 1,250 share purchase warrants at CA$0.80 per share exercisable until December 31, 2004. The debenture units are repayable by December 1, 2003 and bear interest at 10%. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA$0.80 per share.

The proceeds from the issuance of the debenture units have allocated to the convertible debenture and the conversion option and equity component of the convertible debenture. The carrying amount of the financial liability of $398,000 has been determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 has been allocated to the conversion option included in shareholders equity. The discount on the face value of the convertible debenture will be accreted over the term of the debenture units. During the year ended December 31, 2002, $18,000 has been accreted.

12	Capital stock

During the year ended December 31, 2000, the Company repurchased 128,300 shares under normal course issuer bids for a total cost of $137,000. These purchases were approved by the appropriate regulatory authorities. These shares are excluded from the number of outstanding shares, although the Company has not cancelled these shares. The Company holds 373,000 shares acquired under the normal course issuer bids at a total cost of $406,000. These shares are excluded from outstanding shares.

During the year ended December 31, 2000, the Company issued 595,000 units at a price of CA$0.88 per unit; each unit comprised one common share and one share purchase warrant. Each warrant is exercisable to acquire one share for CA$1.10 until November 24, 2005. The fair value of the warrants of $167,000 has been deducted from the total proceeds of $349,000 and the remainder of $182,000 is recorded as capital stock. During the year ended December 31, 2002, 30,000 of these warrants were exercised, leaving 565,000 warrants outstanding.

See notes 11 and 23.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

13	Stock options, warrants and Shareholders’ Rights Plan

Stock options

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-Based Compensation.

Under its stock option plan, the Company may grant options to eligible directors and employees of the Company, provided that the number of shares issuable does not exceed 1,750,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares traded through the facilities of the Toronto Stock Exchange (the Exchange) for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company’s stock option plan as at December 31 is presented below:

	2002		2001		2000

	Number of options (000)	Weighted average exercise price CA$	Number of options (000)	Weighted average exercise price CA$	Number of options 000)	Weighted average exercise price CA$
Outstanding -
Beginning of year	1,371	1.49	912	1.66	930	6.28
Granted	410	1.22	480	1.19	25	1.05
Expired	(95)	1.41	(21)	1.71	(43)	1.75

Outstanding - End
of year	1,686	1.43	1,371	1.49	912	1.66

Options exercisable
at year-end	1,686	1.43	1,371	1.49	912	1.66

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

During the year ended December 31, 2002, the Company granted 410,000 options under the stock option plan. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

CA$
Weighted average grant date fair value	1.22
Risk free interest rate	4.99%
Expected life	10 years
Expected volatility in the market price of the shares	119%
Expected dividend yield	--

If the Company had adopted the fair value method of accounting, the Company would have recorded a compensation expense of $302,000 in respect of the stock options granted in the year. The Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

	2002 $	2001 $	2000 $
Loss for the year before stock based compensation	(3,583)	(8,753)	(6,449)
Stock-based compensation	(302)	(297)	(14)

Pro forma loss for the year	(3,885)	(9,050)	(6,463)

Basic and diluted loss per share as reported	(0.54)	(1.32)	(1.06)
Per share impact of stock-based compensation	(0.04)	(0.05)	--

Pro forma loss per share	(0.58)	(1.37)	(1.06)

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

Exercise prices CA$	Number at December 31, 2002 (000)	Weighted average remaining contractual life (years)	Weighted average exercise price CA$
1.75	560	2.8	1.75
1.50	261	7.0	1.50
1.35	50	8.6	1.35
1.25	370	9.4	1.25
1.15	380	8.1	1.15
1.05	25	7.9	1.05
1.00	40	9.7	1.00

1.00 - 1.75	1,686	6.5	1.33

Also see note 23(b).

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Warrants

The following table summarizes information about purchase warrants outstanding:

Exercise price per share	Balance - December 31, 2000 and 2001	Granted	Exercised	Balance - December 31, 2002	Expiry date
US$$7.44	97,740	--	--	97,740	January 2003
CA$$1.10	595,000	--	(30,000)	565,000	November 2005
CA$$0.80	--	837,500	--	837,500	December 2004

	692,740	837,500	(30,000)	1,500,240

Also see note 23(a).

Shareholders’Rights Plan

At the Company’s Annual General Meeting held December 1, 1989, the shareholders approved the adoption of certain shareholder protection measures to deter coercive and/or unfair takeover tactics or offers and to encourage potential acquirers in any takeover attempts to negotiate directly with the Company’s board of directors. Specifically, the shareholders approved and the Company subsequently implemented (i) a “Rights Plan,” the terms of which are contained within a “Rights Agreement” dated October 1, 1990, and (ii) a “Supermajority Amendment,” which now forms part of the Company’s articles.

The Rights Plan was for an initial term of 10 years and expired on December 31, 1999. At the Company’s Annual General Meeting held June 24, 1999, the shareholders approved the re-adoption and extension of the Rights Plan for a further term of 10 years (expiry date December 31, 2009).

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain “Triggering Events.” Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a “Qualified Offer.” A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

14	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s self-sustaining operations, resulted in an unrealized translation loss of $30,000 for the year ended December 31, 2002 (2001 — loss of $38,000). The movement in the translation adjustment in the current year reflects the change of the Canadian dollar against the United States dollar.

15	Restructuring charges

During the year ended December 31, 2001, the Company received total payments in the amount of $605,000 to settle a term loan made to a bottler. This included a recovery of $103,000 written down in prior years. Prior years’ writedowns were included in restructuring charges.

16	Corporate income taxes payable

Income taxes

a)	The following table reconciles income taxes calculated at a combined Canadian federal/provincial tax rate with the income tax provision in the consolidated financial statements:

	2002	2001	2000
Combined statutory rate	39%	45%	45%
Income taxes at statutory rate	(1,442)	(3,939)	(2,902)
Tax effect of
Future tax asset not recognized	1,435	3,918	2,843
Recovery of income taxes from prior
years	115	--	--
Non-deductible amounts and
other - net	7	21	59

Recovery of income taxes	115	--	--

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

The Company has non-capital losses totalling approximately $23,438,000 (2001 — $24,972,000; 2000 — $24,109,000) that may be applied against future taxable income. The potential tax benefits arising from these losses have not been recorded in the financial statements to the extent that the Company believes that they are recoverable. The right to claim these losses begins to expire in 2004. In addition, the Company has capital losses totalling approximately $2,935,000 available to offset future capital gains (2001 — $1,664,000; 2000 — $1,718,000).

b)	The net future income tax balance comprises the following:

	2002	2001	2000
Future income tax assets
Non-capital losses	8,952	11,752	10,849
Distribution rights	1,288	1,558	1,349
Share issue costs	2	12	30
Long-term investments	--	230	235
Property, plant and equipment	1,237	408	(545)
Other	--	68	36

Net future income tax asset	11,479	14,028	11,954

Less: Valuation allowance	(11,479)	(14,028)	(11,954)

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

17	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts, which are agreed to by the related parties.

During the year ended December 31, 2002, the Company paid $118,500 (2001 — $21,500; 2000 — $nil) to a limited partnership of which certain directors and a company with common directors own limited partnership interests.

Also see note 18(d).

18	Commitments and contingencies

a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises. Total payments required under these leases are as follows:

$
2003	168
2004	168
2005	166
2006	135
2007 and thereafter	449

b)	Purchase commitments

At December 31, 2002, the Company has inventory purchase commitments of $627,000 (2001- $781,000)

c)	Licensing agreement

During 2001, Reebok International Ltd. (Reebok) granted a license to the Company to distribute a Reebok branded beverage in the United States, Canada and the Caribbean. The License Agreement is for an initial term of three years, together with three two-year renewal terms and is subject to certain performance obligations. Under the License Agreement, the Company pays Reebok a royalty based on a percentage of net sales of the Reebok branded beverage.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

d)	Consulting contracts

The Company has contracts for terms of two to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $755,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. As at December 31, 2002, the minimum aggregate obligation to be assumed by the Company in these circumstances is approximately $2,205,000 (2001 — $2,687,000).

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During 2002 the Company expensed $80,000 of the deferred charge and recorded $97,000 as a current prepaid item, leaving a balance of $306,000 as long-term prepaid contracts.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

e)	Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 10) from the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors), who are the daughters of the defendant, Gerry McGrath. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement by which it acquired the shares in Blue Mountain. The Company has delivered a statement of defence, counterclaim and crossclaim in which it has claimed damages against Moyal, as a result of the registration of the certificate of pending litigation, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions. In connection with the Share Purchase Agreement, the Company has withheld certain payments to the Vendors based on the Company’s indemnity and set off rights thereunder and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. The trial of these claims is presently scheduled to be heard in early 2004. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

f)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

g)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Also see note 5(b).

19	Pension costs and obligations

The Company has defined contribution pension plans for senior management and other employees. The pension costs are charged to operations as contributions become due. Contributions are a defined amount for the senior management plan and based upon a set percentage of salary for the employee plan.

        Total pension expense for the year ended December 31, 2002 was $47,000 (2001 — $70,000; 2000 — $495,000).

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

20	Supplementary cash flow information

	2002 $	2001 $	2000 $
a) Items not involving cash
Loss (gain) on sale of assets	97	80	(65)
Assets written down	942	6,345	648
Amortization of property, plant and equipment	422	1,405	1,618
Gain on sale of home and office business	--	(2,213)	--
Gain on settlement of long-term receivable	--	(103)	--
Amortization of intangible assets	--	481	487
Amortization of deferred lease inducement	--	(39)	(46)
Interest accretion on Convertible Debenture	18	--	--

	1,479	5,956	2,642

b) Changes in non-cash working capital balances
related to operations
Accounts receivable	1,143	525	1,563
Inventories	(135)	(189)	182
Prepaid expenses, deposits and other assets	(160)	35	367
Accounts payable and accrued liabilities	(1,552)	27	197
Prepaid contracts	(242)	--	--
Corporate income taxes payable	--	(27)	12

	(946)	371	2,321

c) Non-cash investing and financing activities
Debt assumed by purchase of
Cascade Clear (note 5)	2,219	--	--
Settlement of prepaid contracts from disposal
of long-term investment (note 18(d))	64	--	--
Acquisition of property, plant and equipment
by capital lease	--	57	32
Acquisition of a business	--	--	900
Long-term investment obtained through
settlement of accounts payable	--	18	--
Acquisition of long-term investment through
settlement of accounts receivable	--	50	--

	2,283	125	932

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

21	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations before the amortization of intangible assets and goodwill, the writedown of property, plant and equipment and goodwill and restructuring charges recovery.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	2002 $	2001 $	2000 $
Sales
Canada
Total sales	2,733	2,722	2,890
Less: Sales to other segments	(2)	(77)	(31)

Sales to external customers	2,731	2,645	2,859

United States
Total sales	19,848	22,791	22,726
Less: Sales to other segments	(2,668)	(2,659)	(3,557)

Sales to external customers - continuing
operations	17,180	20,132	19,169

Other
Sales to external customers	536	480	1,219

Continuing operations - external customers	20,447	23,257	23,247

Discontinued operations - external customers	551	5,245	5,683

Interest expense on operating line of credit and
long-term debt
Canada	8	--	--
United States	43	--	53
Other	--	--	--

	51	--	53

Amortization
Canada	315	484	641
United States	107	140	71
Other	--	--	--

	422	624	712

(Loss) earnings from continuing operations before
income taxes, amortization of intangible
assets and goodwill, writedown of property,
plant and equipment and restructuring charges
recovery
Canada	(1,419)	(1,460)	(2,691)
United States	(1,716)	(1,340)	(1,426)
Other	379	350	376

	(2,756)	(2,450)	(3,741)
Less
Amortization of intangible assets and goodwill	--	(481)	(487)
Writedown of property, plant and equipment and
goodwill	(942)	(4,346)	--
Restructuring charges recovery	--	103	--

	(3,698)	(7,174)	(4,228)

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

	2002 $	2001 $
Assets
Canada	3,906	5,468
United States	5,328	11,522
Other	16	28

	9,250	17,018

Assets held for sale
Canada	797	--
United States	600	--

	1,397	--

Total assets	10,647	17,018

Property, plant and equipment additions
Canada	29	179
United States	111	139
Other	--	--

	140	318

With respect to third parties, the Company does not have one customer that represents more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

22	Reconciliation to accounting principles generally accepted in the United States of America

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

        Under U.S. GAAP, the Company would report its consolidated statements of operations as follows:

	2002 $	2001 $	2000 $
Loss under Canadian GAAP	(3,583)	(8,753)	(6,449)
Incremental costs (c)	9	51	9
Interest accretion on convertible debenture (e)	5	--	--

Loss under U.S. GAAP	(3,569)	(8,702)	(6,440)
Unrealized holding (losses) gains (a)	--	(38)	847
Recovery on disposal of investment of amount
written down previously (f)	48	--	--
Foreign currency translation adjustments	(30)	(38)	(355)

Comprehensive loss under U.S. GAAP (b)	(3,551)	(8,778)	(5,948)

Basic and diluted loss per share before
comprehensive income (loss) adjustments
(expressed in dollars)	(0.53)	(1.31)	(1.06)

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

Under U.S. GAAP, the Company would report its consolidated balance sheet as follows:

	2002 $	2001 $
Total assets and total liabilities and shareholders' equity under
Canadian GAAP	10,647	17,018

Current assets under Canadian and U.S. GAAP	4,836	4,975
Long-term investments	88	104
Distribution rights	1,897	1,897
Property, plant and equipment	3,042	6,074
Assets held for sale	462	3,895
Prepaid contracts	306	--

Total assets under U.S. GAAP	10,631	16,945

Current liabilities under Canadian GAAP	4,812	5,477
Convertible debenture (e)	(288)	--

Current liabilities under U.S. GAAP	4,524	5,477
Non-current liabilities under Canadian and U.S. GAAP	1,112	3,252

Total liabilities under U.S. GAAP	5,636	8,729
Shareholders' equity under U.S. GAAP (see reconciliation of
consolidated statements of shareholders' equity)	4,995	8,216

Total liabilities and shareholders' equity under U.S. GAAP	10,631	16,945

Under U.S. GAAP, the Company would report the consolidated statements of shareholders' equity as follows:

	2002 $	2001 $
Shareholders' equity under Canadian GAAP	4,723	8,289
Unrealized holding losses (a)	--	(48)
Incremental costs (c)	(16)	(25)
Convertible debenture (e)	288	--

Shareholders' equity under U.S. GAAP	4,995	8,216

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

No differences arise between U.S. and Canadian GAAP in the presentation of the cash flow.

a)	Unrealized holding gains (losses)

Under U.S. GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary.

b)	Comprehensive income (loss)

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net loss and other comprehensive income (loss). The accumulated balance of other comprehensive income is included in the equity section of the balance sheets. The Company’s other comprehensive income consists of foreign exchange adjustments.

c)	Incremental costs

Under U.S. GAAP, consultants’ fees would be considered incremental costs and would not be capitalized, as Canadian GAAP permits, but would be recorded as a period expense.

d)	Advertising costs

U.S. GAAP requires separate disclosure of advertising costs. In the year ended December 31, 2002, the Company spent $2,158,000 on advertising (2001 — $2,361,000; 2000 — $2,448,000).

e)	Convertible debenture

Under U.S. GAAP, the proceeds of $424,000 for the convertible debenture would be allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The assumptions used in calculating the fair value were the same as in note 13. The fair value of the warrants would then be $155,000 and the balance of $269,000 would be allocated to the liability component.

Value would then be allocated to the conversion option as a beneficial conversion feature would be associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price is less than the commitment price. As a result, $155,000 would be attributed to the beneficial conversion option and the balance of $115,000, at the date of issuance of the convertible debenture, would be recorded as the liability component.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

f)	Recovery on disposal of investment

During the year, the Company disposed of an investment at net book value which had previously been written down in comprehensive income (loss) by $45,000 to the market value resulting in a recovery of $45,000.

g)	Stock based compensation

During the year ended December 31, 2000, the Company repriced previously granted director and employee options and as a result is now required to use variable accounting for these stock options under U.S. GAAP. The exercise price exceeded the market value of the shares at the end of the year, therefore, no charge has been recorded (2001 — $nil; 2000 — $nil). Canadian GAAP does not require this treatment.

h)	Recent pronouncements

In May 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. SFAS No. 145 is effective for transactions and/or fiscal years beginning after May 15, 2002. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not anticipate any material impact on its financial statements resulting from the adoption of SFAS No. 145.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and provides guidance on recognizing liabilities for costs associated with an exit or disposal activity. The Company does not anticipate any material impact on its financial statements resulting from the adoption of SFAS No. 146.

clearly canadian beverage corporation
annual report 2002

Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000 (figures in tables are in thousands of United States dollars, except where indicated)

23	Subsequent events

a)

During February 2003, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 230,000 shares of the Company. The stock options have a 10-year term and are exercisable at CA$0.70 per share.

b)

During February 2003, the Company completed a private placement of 125,000 units (Private Placement) at CA$0.80 per unit raising CA$100,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of CA$0.80 for a period of one year.

c)

In connection with the Private Placement referred to above, the Toronto Stock Exchange (Exchange) accepted the Private Placement on the condition that a portion of previously issued convertible debentures (Debentures) be restricted as to their convertibility (see note 11). The restriction is intended to address the Exchange’s current rule that a company cannot issue, on a fully diluted basis, more than 25% of its issued and outstanding capital in any six month period without first obtaining shareholder approval. The Debentures, the warrants issued with the Debentures and the shares and warrants issued under the Private Placement, when taken together on a fully diluted basis, represent the potential issuance of 27.3% of the Company’s issued and outstanding capital. To address the Exchange’s requirement, $132,000 of the $345,000 of Debentures previously issued to certain officers of the Company have been restricted as to their convertibility (Restricted Debentures). The Restricted Debentures will remain restricted until the shareholders of the Company approve the issuance, on a fully diluted basis, of 27.3% of the Company’s issued and outstanding capital in connection with the Private Placement, the Debentures, and the warrants issued with the Debentures.

CORPORATE PROFILE

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products competing in the $13.1 billion Alternative Beverage market in North America. Clearly Canadian’s flagship brand, Clearly Canadian® sparkling flavoured water, is produced in a 14 oz glass bottle in eight distinctive flavours. The Company’s two bottled water brands, Reebok Fitness Water Beverage and Clearly Canadian O+2®, are part of the enhanced water sub-segment – the fastest growing sub-segment of the North American Alternative Beverage industry. Clearly Canadian beverages are distributed in the United States, Canada and various other countries.

Corporate Governance
Shareholders will find the Company’s corporate governance policy discussed in detail in its Information Circular, which accompanies its Notice of Annual General Meeting.

Board of Directors
Gerald M. Astor
Glen D. Foreman
Neville W. Kirchmann
Philip J. Langridge
Nigel G. Woodall
Douglas L. Mason
Bruce E. Morley
Stuart R. Ross

Corporate Officers

Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Kevin Doran
Senior Vice President, Marketing and Sales

Jonathan Cronin
Vice-President, Marketing, CC Beverage (U.S.) Corporation

Corporate Head Office
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca

U.S. Office
CC Beverage (U.S.) Corporation
P.O. Box 326
Burlington, WA 98233
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchange
Toronto Stock Exchange (CLV)
OTCBB (CCBC)

Web Site
www.clearly.ca

Investor Information
For an electronic copy of the Annual Report, visit the company web site, or to obtain corporate information or shareholder inquiries, contact:
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail:  investor@clearly.ca

Shareholder Assistance, Transfer Agent, Registrar and Dividend Disbursing Agent
Pacific Corporate Trust Company
Vancouver Office
1-877-288-6822
Communications concerning shareholder address changes, stock transfers, changes of ownership, lost stock certificate, duplicate mailings, or other account services should be directed to the Company’s Registrar and Stock Transfer Agent at the telephone number above.

Annual General Meeting
Thursday, June 26, 2003 at 10:00 a.m.
2nd Floor, Conference Center, 888 Dunsmuir Street
Vancouver, British Columbia, Canada

Auditors
Pricewaterhouse Coopers LLP
Chartered Accountants
Vancouver, British Columbia, Canada

Corporate and Securities Legal Counsel
McCullough O’Connor Irwin,
Vancouver, British Columbia, Canada

General Legal Counsel
BoughtonPeterson Yang Anderson
Vancouver, British Columbia, Canada
Clearly Canadian Beverage Corporation
2489 Bellevue Avenue
West Vancouver, British Columbia
Canada V7V 1E1
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca